UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION; DISCLOSURE OF DIRECTOR REAPPOINTMENTS, PROPOSED INCREASE IN AUTHORIZED SHARE CAPITAL AND ISSUANCE OF BONUS SHARES

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), hereby furnishes the Commission with copies of the following information concerning our public disclosures regarding our results of operations for the quarter and year ended March 31, 2017 as well as certain additional disclosures made to securities exchanges in India and the U.S. The following financial information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On April 25, 2017, we announced our results of operations for the quarter and year ended March 31, 2017. We issued a press release announcing our results under IFRS, copy of which is attached to this Form 6-K as Item 99.1.

On April 25, 2017, we held a press conference to announce our results. The presentation made by the registrant at the press conference is attached to this Form 6-K as Item 99.2.

We placed advertisements in certain Indian newspapers concerning our results of operations for the quarter and year ended March 31, 2017 under IFRS. A copy of the form of this advertisement is attached to this Form 6-K as Item 99.3.

We made available on our website the Condensed Consolidated Interim Financial Statements as of and for the year ended March 31, 2017 under IFRS. A copy of such financial statements is attached to this Form 6-K as Item 99.4.

We filed with stock exchanges in India a statement of statutorily audited consolidated financial results for the quarter ended and year ended March 31, 2017 under IFRS. A copy of such financial statements is attached to this Form 6-K as Item 99.5.

We filed with stock exchanges in India a datasheet containing operating metrics for the quarter and year ended March 31, 2017. A copy of such data sheet is attached to this Form 6-K as Item 99.6.

On April 25, 2017, we also informed the securities exchanges in India on which our securities are listed and the New York Stock Exchange of the outcome of our April 25, 2017 board of directors meeting announcing, among other items, (i) the re-appointment of Mr. Azim H. Premji as chairman and managing director of the Company, (ii) the re-appointment of Mr. William Arthur Owens as an independent director of the Company, (iii) an increase in the authorized share capital of the Company, and (iv) the issuance of bonus shares to the Company’s shareholders. A copy of the letter to the securities exchanges is attached to this Form 6-K as Item 99.7 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal

Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: April 27, 2017

INDEX TO EXHIBITS

Item

99.1	IFRS Press Release.

99.2	Presentation made by the Company at the Press Conference on April 25, 2017.

99.3	Form of Advertisement Placed in Indian Newspapers.

99.4	Condensed Consolidated Interim Financial Statements under IFRS.

99.5	Statutorily Audited Consolidated Financial Results filed with stock exchanges in India.

99.6	Data sheet containing operating metrics filed with stock exchanges in India.

99.7	Letter to Securities Exchanges, dated April 25, 2017.